Exhibit 99.2

Bioblast Pharma Announces Sale of its Trehalose Clinical Development Programs to Seelos Therapeutics

•	Unconditional payment of $3.5 million

•	Contingent payment of up to additional $17 million plus royalties

•	Seelos to receive rights also to the Trehalose for Sanfilippo Syndrome Program

Tel Aviv, Israel, Feb. 19, 2019 (GLOBE NEWSWIRE) -- Bioblast Pharma Ltd. ( Nasdaq: ORPN),  a clinical-stage, orphan disease-focused biotechnology company, today announced the sale of its Trehalose clinical development programs (including its advanced phase 2 clinical program of Trehalose to treat Oculoharyngeal Muscular Dystrophy (OPMD) to Seelos Therapeutics, Inc. (Nasdaq: SEEL), a clinical-stage biopharmaceutical company. Under the terms of the agreement, Seelos will pay Bioblast a payment of $3.5 million in two instalments; $1.5 million payable upon closing of the sale and the other $2.0 million will be paid upon the first anniversary of the closing of the sale.  Potential additional milestone payments of up to $17.0 million will be made upon completion of the clinical study and approval of a New Drug Application (NDA) by the Food and Drug Administration (FDA), as well as royalties.

Bioblast announced on February 14, 2019, that it has signed a collaboration agreement with Team Sanfilippo (TSF) for the development of Trehalose for Sanfilippo Syndrome. Under the terms of the collaboration, TSF plans to conduct an open label study in up to 20 Sanfilippo Syndrome patients, which will be followed for safety and efficacy. If successful, based on the results of such study, Seelos, as successor to Bioblast, may determine to continue the development of Trehalose towards a pivotal study for this extra rare disease while maintaining full commercial rights. TSF recently received FDA approval for this study.

All Trehalose programs are currently expected to be further developed by Seelos following Bioblast’s previously announced business combination with Enlivex Therapeutics Ltd., which is expected to close in the first quarter of 2019. The current shareholders of Bioblast will have the opportunity to benefit from the potential success of these programs, as well as potentially other programs for the Trehalose technology after the transaction with Enlivex closes and pursuant to the previously announced Contingent Value Rights (CVR) agreement with Enlivex.

“We have great faith in the efficacy of Trehalose  for the treatment of several rare diseases” Dalia Megiddo MD, Interim CEO of Bioblast commented: “We are confident that Seelos will continue to develop the clinical programs skilfully for the benefit of the patients as well as for Bioblast’s and Seelos’ shareholders.”

“We view Trehalose as a promising therapy for  many patients suffering from rare diseases caused by accumulation of proteins and other large molecules in their cells.  ," commented Raj Mehra. Chief Executive Officer of Seelos  “We look forward to further developing this therapy for the benefit of  patients suffering from rare diseases.”

About Trehalose

Trehalose is a protein stabilizer that also activates autophagy and crosses the blood-brain-barrier. Trehalose is a low molecular weight disaccharide (.342 kDa) that protects against pathological processes in cells. It has been shown to penetrate muscle and cross the blood brain barrier. In animal models of several diseases associated with abnormal cellular-protein aggregation, it has been shown to reduce pathological aggregation of misfolded proteins as well as to activate autophagy pathways through the activation of Transcription Factor EB (TFEB), a key factor in lysosomal and autophagy gene expression. Activation of TFEB is an emerging therapeutic target for a number of diseases with pathologic accumulation of storage material. Trehalose has been studied in prior phase 2 clinical studies in over 70 patients with two rare diseases and was found both safe and effective.

About Bioblast Pharma

Bioblast Pharma Ltd. is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases.  Bioblast is traded on the Nasdaq under the symbol “ORPN”. For more information, please visit our website: www.bioblastpharma.com, the content of which is not incorporated herein by reference.

About Seelos Therapeutics, Inc.

Seelos Therapeutics, Inc. ( Nasdaq: SEEL) is a clinical-stage biopharmaceutical company focused on the development and advancement of novel therapeutics to address unmet medical needs for the benefit of patients with central nervous system (CNS) disorders and in rare diseases. Seelos’s robust portfolio includes several late-stage clinical assets targeting psychiatric and movement disorders, including orphan diseases. Seelos is based in New York, New York. For more information, please visit Seelos website: www.seelostherapeutics.com the content of which is not incorporated herein by reference.

Forward looking statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, Bioblast is using forward-looking statements when it discusses the plan to initiate a clinical study to treat Sanfilippo Syndrome, potential success thereof and next steps assuming such success, the expected closing of the merger with Enlivex, the potential of the CVR agreement with Enlivex and potential for benefit to the Bioblast shareholders from the Trehalose program and its successful sale to Seelos, as well as receipt of unconditional and contingent consideration. Because such statements deal with future events and are based on Bioblast’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Bioblast could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading “Risk Factors” in Bioblast’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 24, 2018 and Exhibit 99.2 to Bioblast’s Report on Form 6-K furnished to the SEC on December 6, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Bioblast disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

Contact:

Bioblast Pharma
Dalia Megiddo MD, CEO
dalia@bioblast-pharma.com